Exhibit 21
SUBSIDIARIES
We have a 100% ownership interest in Ultralife Batteries (UK) Ltd., incorporated in the United Kingdom.
We have a 100% ownership in ABLE New Energy Co., Limited, incorporated in Hong Kong, which has a 100% ownership in ABLE New Energy Co., Ltd, incorporated in the People’s Republic of China.
We have a 100% ownership in McDowell Research Co., Inc., incorporated in Delaware.

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